Exhibit 99.3

Report of Independent Registered Chartered Accountants on Reconciliation from
Canadian Generally Accepted Accounting Principles to Accounting Principles
Generally Accepted in the United States

To the Board of Directors and Shareholders of Brookfield Properties Corporation

We have audited the consolidated financial statements of Brookfield Properties Corporation and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and for each of the years then ended, and the Company’s internal control over financial reporting as of December 31, 2009, and have issued our reports thereon dated March 5, 2010; such consolisdated financial statements and reports are included in the Consolidated Financial Statements for the fiscal year ended December 31, 2009 listed as Exhibit 99.2 on this Form 6-K. Our audits also included the Company’s reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States listed as Exhibit 99.3 on this Form 6-K. This reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such reconciliation from Canadian generally accepted accounting principles to accounting principles generally accepted in the United States, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2010

RECONCILIATION FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

Brookfield Properties Corporation (“the company”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets as at December 31, 2009 and December 31, 2008 and statements of income, changes in common equity, comprehensive income and cashflow for the years ended 2009 and 2008 are quantified and described in the accompanying notes.

(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2009 under US GAAP would result in net income under US GAAP of $380 million (2008 - $598 million).

The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

(Millions, except per share information)		December 31, 2009	December 31, 2008
Income from continuing operations as reported under Canadian GAAP		$253	$705
Adjustments:
Increased (decreased) commercial property income	(i)	10	(2)
Decreased commercial property depreciation	(ii)	8	9
Foreign exchange and dividends on convertible preferred shares	(iii)	89	(12)
(Decreased) increased residential development income	(iv)	(36)	87
Decreased (increased) deferred income taxes	(v)	3	(117)
Decreased other items	(vi)	(36)	(24)
Non-controlling interests in income from continuing operations	(vii)	19	(59)
Income from continuing operations under US GAAP		310	587
Income (loss) from discontinued operations – Canadian GAAP		64	(5)
Increased property disposition gains	(viii)	6	16
Income from discontinued operations – US GAAP		70	11
Net income under US GAAP		380	598
Net (income) loss attributable to non-controlling interests	(vii)	(21)	58
Net income attributable to the company		$359	$656
Preferred share dividends and change in redemption value of redeemable preferred shares	(iii)	(86)	(29)
Net income available to common shareholders under US GAAP		$273	$627

Amounts attributable to the company
Income from continuing operations		$289	$645
Income from discontinued operations		70	11
Net income		$359	$656

Per share amounts attributable to the company – basic and diluted
Income from continuing operations		$0.46	$1.56
Income from discontinued operations		0.16	0.02
Net income		$0.62	$1.58

Explanations of the significant income statement differences between Canadian GAAP and US GAAP are as follows:

(i) Increased (decreased) commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on current period income had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $1 million (2008 - $4 million). Additionally, lease terminations and modifications resulted in increased commercial property income of $11 million (2008 - $2 million) under US GAAP due to earlier recognition of such amounts than under Canadian GAAP.

(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have always been depreciated on a straight-line basis. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed and certain other differences in carrying value, straight-line depreciation is higher under Canadian GAAP by $8 million for 2009 (2008 - $9 million).

(iii) Foreign exchange and dividends on redeemable preferred shares
Pursuant to CICA Handbook Section 3863, “Financial Instruments – Presentation,” certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common shares are classified as liabilities and corresponding distributions are reflected as interest expense for Canadian GAAP, whereas under US GAAP they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, since these preferred shares are treated as equity, they are converted into the company’s functional currency at historical rates, except for the Class AAA Series E shares which are treated as redeemable equity interests and measured at redemption value by converting them to the company’s functional currency at current rates. The net impact of the difference in accounting for convertible preferred shares would be an increase in income of $89 million (2008 – decrease of $12 million).

The Class AAA preferred shares also contain a beneficial conversion feature in favor of the holder (refer to Note 15 of the 2009 annual financial statements for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current period was $4 million (2008 - $4 million). Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted earnings per share for US GAAP by reducing the net income available to common shareholders.

(iv) (Decreased) increased residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership be passed to the purchaser prior to the recognition of revenue by the company. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred.  Transfer of title is a requirement for recognizing revenue under US GAAP whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income would decrease by $36 million for US GAAP purposes due to an increase in the amount of sales for which title had not transferred compared to the prior year (2008 – increase of $87 million).

(v) Increased deferred income taxes
Income taxes are accounted for using the asset and liability method under both Canadian and US GAAP. For the year ended December 31, 2009, a decrease in deferred income tax expense of $3 million (2008 – increase of $117 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above and the remeasurement of temporary differences. In 2008, the company’s U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined it would elect to be taxed as a real estate investment trust (“REIT”) which resulted in the remeasurement of its taxable temporary differences at a lower effective tax rate. The recovery of future income taxes recorded from revaluation of temporary differences on electing to be taxed as a REIT would decrease by $79 million under US GAAP as the taxable temporary differences are lower under US GAAP than under Canadian GAAP.

Under US GAAP, the company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, including resolution of any appeals or litigation process, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the maximum benefits that have a greater than fifty percent likelihood of being realized upon ultimate settlement. The difference between the tax benefit recognized in accordance with US GAAP and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (“UTB”). US GAAP also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. There has been no Canadian – US GAAP adjustment due to differences in accounting for uncertain tax positions.

A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from January 1 to December 31 is as follows:

(Millions)	2009	2008	2007
Balance, January 1	$110	$133	$120
Add (deduct): Increases related to positions taken during the current year	16	—	—
Add (deduct): Increases related to positions taken during prior years	—	2	2
Add (deduct): Foreign exchange	11	(14)	11
Change in tax rate applicable to uncertain tax positions	—	(11)	—
Balance, December 31	$137	$110	$133

The company’s policy is to include interest and penalties related to UTBs in income tax expense.  For the years ended December 31, 2009 and 2008, the amount of accrued interest included in income tax expense is $5 million and $4 million, respectively.

The company is currently under audit by the Canada Revenue Agency (“CRA”) and Internal Revenue Service (“IRS”) for certain companies for the 2006/2007 and 2006 taxation years, respectively.  The outcomes of these audits could positively or negatively impact the measurement of the uncertain tax positions.  However, at this time, no estimate of the impact can be made. Each amount of the UTB would, if recognized, reduce the effective tax rate of the company.  As certain companies have had tax losses, these companies remain open to audit. Although certain companies have been audited by CRA and IRS, there are a significant number of companies that remain open as early as the 1998 taxation year.

Certain subsidiaries are subject to income tax in jurisdictions outside Canada and the United States. The earliest taxation year subject to examination for these companies is 2003.

 (vi) Decreased other items
In the current year, the company recognized a net foreign exchange gain of $6 million (2008 – gain of $24 million) under Canadian GAAP resulting from the reduction of its net investment in certain self-sustaining Canadian subsidiaries. Under US GAAP, foreign exchange gains and losses from the translation of self-sustaining subsidiaries are recognized in net income only when the subsidiary is sold or substantially liquidated.

As a result of the reorganization of investors’ interests in the U.S. Office Fund, debt securities, which represented partner contributions to the U.S. Office Fund by way of an unsecured debenture, were redeemed for consideration in the form of a non-controlling equity interest having a carrying value of approximately $227 million, which resulted in recognition of a dilution gain of $33 million under Canadian GAAP.  Also, the company marginally increased its ownership in the U.S. Office Fund in exchange for the assumption of debt from certain of its partners which, under Canadian GAAP, was reflected through an increase in commercial properties of $26 million, a decrease in commercial property debt of $35 million, an increase in future income taxes of approximately $10 million, additional non-controlling interests of approximately $45 million and a gain of $6 million, representing the excess of the increase in net assets recognized over the additional non-controlling interests.  Under US GAAP, the gain of $39 million and adjustments to net assets of $51 million are not recognized; instead a net charge to additional paid in capital of $13 million is recorded as the reorganization transactions did not result in a change in control of the U.S. Office Fund. Also, interest expense of $9 million recorded following the effective interest method under Canadian GAAP relating to the decrease in commercial property debt recognized in connection with reorganization under Canadian GAAP is not recognized under US GAAP.

(vii) Non-controlling interests
As further described in Note (c)(viii) certain of the company’s Canadian GAAP capital securities – fund subsidiaries and commercial property debt are classified as redeemable equity interests under US GAAP and the related interest recovery under Canadian GAAP of $23 million is presented as non-controlling interest in US GAAP (2008 - $57 million).

On January 1, 2009, the company adopted FASB ASC Subtopic 810-10, “Consolidation” (“ASC 810-10”), which requires separate presentation of the amounts of net income attributable to the company and its non-controlling interests. Accordingly, non-controlling interests of $42 million included as a reduction of Canadian GAAP net income have been added back to arrive at net income under US GAAP (2008 – increase of $2 million).

(viii) Increased property disposition gains
 In the fourth quarter of 2009, the company entered into a transaction that diluted its ownership interest in 1625 Eye Street in Washington, D.C. by 90%. The company retained a 10% ownership interest in the property. In Canadian GAAP, the retained interest is recorded at historical cost, whereas under US GAAP it is remeasured to fair value with the resulting increase recorded in the gain from discontinued operations as the company no longer controls the entity as a result of the transaction.

(b) Comprehensive income
Differences in other comprehensive income arise principally due to the reclassification of the company’s capital securities - corporate to preferred equity - corporate under US GAAP, and the resulting translation at historical rates, whereas in Canadian GAAP certain of these capital securities – corporate are designated as hedges of the company’s net investment in self-sustaining subsidiaries and from the application of the current rate method of currency translation to differences between Canadian and US GAAP as described above under “Income statement differences.”

Comprehensive income using US GAAP amounts is as follows:

(Millions)	2009	2008
Net income under US GAAP	$380	$598
Other comprehensive income on change in foreign currency translation adjustment under US GAAP, net of related hedges and taxes	173	(173)
Other comprehensive income arising from cashflow hedging activities under US GAAP	(2)	8
Comprehensive income under US GAAP	551	433
Comprehensive income attributable to non-controlling interests	(21)	54
Comprehensive income attributable to the company	$530	$487

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2009 and December 31, 2008 would result in the following balance sheet presentation under US GAAP:

(Millions)		December 31, 2009	December 31, 2008
Assets
Commercial properties	(i)	$14,542	$14,519
Commercial developments		1,313	1,225
Residential developments	(ii)	1,360	1,252
Receivables and other	(iii), (iv)	2,015	1,027
Intangible assets		520	637
Restricted cash and deposits		101	116
Cash and cash equivalents		176	157
Assets related to discontinued operations		299	290
Total assets under US GAAP		$20,326	$19,223
Liabilities
Commercial property debt	(iv)	$11,275	$11,428
Accounts payable and other liabilities	(v)	1,073	1,212
Intangible liabilities		581	707
Deferred tax liabilities	(vi)	135	121
Liabilities related to discontinued operations		174	217
Capital securities – corporate	(vii)	—	—
Capital securities – fund subsidiaries	(viii)	—	240
Redeemable equity interests	(viii)	727	757
Equity
Preferred equity – subsidiaries		363	313
Non-controlling interests – fund subsidiaries	(ix)	506	205
Non-controlling interests – other subsidiaries	(ix)	69	73
Preferred equity – corporate	(x)	1,114	855
Common equity	(xi)	4,309	3,095
Total liabilities and shareholders’ equity under US GAAP		$20,326	$19,223

Significant differences between Canadian GAAP and US GAAP are as follows:

(i) Commercial properties
The principal difference in the carrying value of commercial properties between Canadian and US GAAP relates to historical differences in the method of depreciation applied to depreciable assets as described in (a)(ii). Other differences in carrying values arise in connection with the accounting for the reorganization of the U.S. Office Fund as described in (a)(vi), which results in a decrease to commercial properties to reverse the fair value adjustments recognized in connection with the reorganization under Canadian GAAP, and differences in the accounting for the settlement of tax contingencies assumed on acquisition of Trizec as described in (c)(ix). There are also differences in the method of accounting for joint ventures between Canadian and US GAAP. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, the U.S. Securities and Exchange Commission regulations do not require adjustments to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	December 31, 2009	December 31, 2008
Commercial properties under Canadian GAAP	$14,953	$14,901
Adjustments to commercial properties under US GAAP	(411)	(382)
Commercial properties under US GAAP	$14,542	$14,519

(ii) Residential developments
The impact on residential developments related to differences described in (a)(iv) is as follows:

(Millions)	December 31, 2009	December 31, 2008
Residential developments under Canadian GAAP	$1,259	$1,196
Residential inventory adjustment	101	56
Residential developments under US GAAP	$1,360	$1,252

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of deferred financing costs which are included in the carrying amount of commercial property debt under Canadian GAAP, the inclusion of a related party receivable that is offset by a related party financial liability under Canadian GAAP and the timing of residential revenue recognition.

(Millions)	December 31, 2009	December 31, 2008
Receivables and other under Canadian GAAP	$1,952	$918
Straight-line rent receivable adjustment and other	52	38
Deferred financing costs reclassified (refer to (c)(iv))	52	46
Reclassification of related party receivable offset against a financial liability under Canadian GAAP (refer to (c)(viii))	190	164
Residential receivable adjustment (refer to (a)(iv))	(231)	(139)
Receivables and other under US GAAP	$2,015	$1,027

(iv) Commercial property debt
Under Canadian GAAP, commercial property debt includes $52 million (December 31, 2008 - $46 million) of deferred financing costs that have been allocated to specific property debt pursuant to CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” For US GAAP purposes, deferred financing costs are classified as other assets and increase the balance in receivables and other. Also, as discussed in (c)(viii) redeemable preferred shares of $122 million are classified as commercial property debt under Canadian GAAP and reclassified to redeemable equity interests under US GAAP. In addition, as discussed in (a)(vi) related to the reorganization of the U.S. Office Fund, under US GAAP, adjustments to net assets are not recognized which results in an increase to commercial property debt to reverse the fair value adjustment recognized under Canadian GAAP in connection with the reorganization. As at December 31, 2009, the fair value of commercial property debt is $10,886 million. The fair value of commercial property debt is determined by discounting contractual principal and interest payments at estimated current market rates for similar instruments.

(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York. Accounts payable and other liabilities under US GAAP is as follows:

(Millions)	December 31, 2009	December 31, 2008
Accounts payable and other liabilities under Canadian GAAP	$1,100	$1,241
Deferred income (refer to (a)(i))	(27)	(29)
Accounts payable and other liabilities under US GAAP	$1,073	$1,212

(vi) Deferred tax liabilities
Deferred tax liabilities under US GAAP are calculated as follows:

(Millions)	December 31, 2009	December 31, 2008
Future income tax liabilities under Canadian GAAP	$208	$174
Tax effect on adjustment to temporary differences under US GAAP	(73)	(53)
Deferred tax liabilities under US GAAP	$135	$121

(vii) Capital securities – corporate
Under Canadian GAAP, all of the company’s Class AAA preferred shares are presented as liabilities classified as capital securities – corporate. Under US GAAP, the Class AAA preferred shares are presented as preferred shares except for Class AAA Series E, which is classified as a redeemable equity interest and measured at redemption value. Refer to (c)(viii).

(viii) Redeemable equity interests
For US GAAP purposes $415 million (December 31, 2008 - $471 million) of equity interests in the U.S. Office Fund held by the company’s partners are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption capital securities – fund subsidiaries. In addition, for US GAAP Class AAA Series E preferred shares of $190 million (December 31, 2008 - $164 million) that are presented as capital securities – corporate and off-set by a deposit with Brookfield Asset Management Inc., the company’s parent, in Canadian GAAP, are presented as redeemable equity interests. Finally, redeemable equity interests includes redeemable preferred shares issued by a subsidiary in connection with the acquisition of a commercial development site. Under Canadian GAAP, these shares are classified as a liability as a result of their redemption features and presented in commercial property debt. Under US GAAP, the $122 million (December 31, 2008 - $122 million) carrying amount is presented as a redeemable equity interest.

The following summarizes the changes in redeemable equity interests for the year ended December 31, 2009 and 2008:

(Millions)	December 31, 2009	December 31, 2008
Beginning balance	$757	$827
Income allocated to redeemable equity interest	(23)	(57)
Contributions by redeemable equity holders	4	48
Redemption of redeemable equity	(27)	(20)
Currency translation and other	16	(41)
Ending balance	$727	$757

(ix) Non-controlling interests – fund subsidiaries and non-controlling interests – other subsidiaries
In 2007, the company realized a gain on the settlement of tax contingencies assumed in connection with the acquisition of Trizec. Under Canadian GAAP, this settlement was recorded in income. For US GAAP purposes, the settlement was treated as an adjustment of the purchase price allocation and, as a result, the commercial property basis is lower under US GAAP. This results in a reduction to non-controlling interests – fund subsidiaries under US GAAP of $5 million (December 31, 2008 - $7 million).

Non-controlling interests – other subsidiaries includes the non-controlling interest in US GAAP adjustments relating to non-wholly owned subsidiaries.

The following summarizes the changes in non-controlling interests in the years ended December 31, 2009 and 2008:

For the year ended December 31, 2009 (Millions)	Non-controlling interests – fund subsidiaries	Non-controlling interests – other subsidiaries	Preferred equity - subsidiaries
Beginning balance	$205	$73	$313
Net income attributable to non-controlling interests	33	11	—
Dividends / distributions to non-controlling interests	—	(20)	—
Additional non-controlling interests issued(1)	278	—	—
Currency and other	(10)	5	50
Ending balance	$506	$69	$363
(1)Includes non-controlling interests issued on reorganization of the U.S. Office Fund of $272 million

For the year ended December 31, 2008 (Millions)	Non-controlling interests – fund subsidiaries	Non-controlling interests – other subsidiaries	Preferred equity - subsidiaries
Beginning balance	$207	$90	$382
Net (loss) income attributable to non-controlling interests	(21)	20	—
Dividends / distributions to non-controlling interests	—	(36)	—
Additional non-controlling interests issued	16	—	—
Other comprehensive income	4	—	—
Currency and other	(1)	(1)	(69)
Ending balance	$205	$73	$313

(x) Preferred equity – corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, which are treated as redeemable equity interests, are included in preferred equity – corporate.  Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption capital securities – corporate for Canadian GAAP in accordance with CICA Handbook Section 3863. Preferred equity – corporate under US GAAP is as follows:

(Millions)	December 31, 2009	December 31, 2008
Preferred equity – corporate under Canadian GAAP	$304	$45
Classification of capital securities as preferred equity, net of issue costs	810	810
Preferred equity – corporate under US GAAP	$1,114	$855

(xi) Common equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	December 31, 2009	December 31, 2008
Common equity under Canadian GAAP	$4,522	$3,365
Adjustment to commercial properties under US GAAP	(373)	(379)
Adjustment to accounts payable and other liabilities under US GAAP	24	27
Adjustment to deferred income tax liability under US GAAP	68	64
Rental revenue adjustments under US GAAP and receivables and other	56	38
Residential revenue adjustment under US GAAP	(122)	(86)
U.S. Office Fund reorganization(1)	(43)	—
Foreign currency translation adjustments(2)	177	66
Common equity under US GAAP	$4,309	$3,095

(1) Represents fair value adjustment associated with the reorganization that is not recognized under US GAAP, net of amortization

(2) Includes foreign currency effects related to all other US GAAP adjustments

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	December 31, 2009	December 31, 2008
Common shares	$3,171	$2,142
Additional paid-in capital	154	157
Accumulated other comprehensive income	(15)	(186)
Retained earnings	999	982
Common equity under US GAAP	$4,309	$3,095

The following summarizes the changes in components of common equity in the years ended December 31, 2009 and 2008:

For the year ended December 31, 2009 (Millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total
Beginning balance	$2,142	$157	$(186)	$982	$3,095
Net income attributable to the company	—	—	—	359	359
Stock-based compensation awards	—	6	—	—	6
Proceeds from shares issued on share offering	1,022	—	—	—	1,022
Beneficial conversion feature (refer to (a)(iii))	—	4	—	(4)	—
Reorganization of U.S. Office Fund (refer to (a)(vi))	—	(13)	—	—	(13)
Other comprehensive income	—	—	171	—	171
Dividends on common and preferred shares	—	—	—	(338)	(338)
Dividend reinvestment and other	7	—	—	—	7
Ending balance	$3,171	$154	$(15)	$999	$4,309

For the year ended December 31, 2008 (Millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total
Beginning balance	$2,149	$174	$(17)	$584	$2,890
Net income attributable to the company	—	—	—	656	656
Stock-based compensation awards	5	6	—	—	11
Beneficial conversion feature (refer to (a)(iii))	—	4	—	(4)	—
Other comprehensive income	—	—	(169)	—	(169)
Repurchase of common shares	(12)	(27)	—	—	(39)
Dividends on common and preferred shares	—	—	—	(254)	(254)
Other	—	—	—	—	—
Ending balance	$2,142	$157	$(186)	$982	$3,095

(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	December 31, 2009	December 31, 2008
Cash provided from (used in) the following activities
Operating	$627	$522
Financing	433	(476)
Investing	(1,041)	(103)
Increase (decrease) increase in cash	$19	$(57)

(e) Change in accounting policies

(i) FASB ASC Subtopic 805-10, “Business Combinations” and FASB ASC Subtopic 810-10, “Consolidation”
As of January 1, 2009, the company was required to adopt FASB ASC Subtopic 805-10, “Business Combinations” (“ASC 805-10”) and FASB ASC Subtopic 810-10, “Consolidation” (“ASC 810-10”). ASC 805-10 changes how business acquisitions are accounted for and impacts the accounting for future business combinations both on the acquisition date and in subsequent periods. ASC 810-10 changes the accounting and reporting for minority interests, which are re-characterized as non-controlling interests and classified as a component of equity. The resulting changes to presentation and disclosure requirements have been reflected herein.

(ii) FASB ASC Subtopic 825-10, “Financial Instruments”
On April 9, 2009, the FASB issued FASB ASC Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) that expands the fair value disclosures required for all financial instruments within the scope of ASC 825-10 to interim periods for publicly traded entities. ASC 825-10 also requires entities to disclose method and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes of the methods and significant assumptions from prior periods. ASC 825-10 is applicable to interim or annual periods ending after June 15, 2009. The disclosures required by ASC 825-10 are incorporated in the company’s consolidated financial statements.

(iii) FASB ASC Subtopic 855-10, “Subsequent Events”
On May 28, 2009, the FASB issued FASB ASC Subtopic 855-10, “Subsequent Events” (“ASC 855-10”), which provides guidance on the assessment and disclosure of subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature which was historically included in US auditing literature. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. ASC 855-10 is effective prospectively for interim or annual financial periods ending after June 15, 2009.

(f) Future accounting policy changes
SFAS No. 167, Amendments to FASB Interpretation No. 46(R)
On June 12, 2009, the FASB issued SFAS No. 167, “Amendments to FAS Interpretation No. 46(R)” (“SFAS 167”), which amends the consolidation guidance for variable interest entities in FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Under SFAS 167, the primary beneficiary of a variable interest entity (“VIE”) is the enterprise that has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS 167 also amends scope exemptions, provides guidance for identifying the primary beneficiary where power to direct the activities of a VIE is shared, restricts instances where rights to kick-out a decision maker are considered in determining whether an entity is a VIE and amends guidance on when an enterprise reconsiders whether it is the primary beneficiary of a VIE or whether an entity it is involved in is a VIE. SFAS 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited.